Tidal Trust III

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

July 26, 2024

VIA EDGAR TRANSMISSION

Alison White

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Tidal Trust III (the “Trust”)
Post-Effective Amendment No. 40 to the Trust’s Registration Statement on Form N-1A (the “Amendment”)
File Nos. 811-23312; 333-221764

Dear Ms. White:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on June 28, 2024, with respect to the Registration Statement and the Trust’s proposed new series, the Rockefeller Opportunistic Municipal Bond ETF, Rockefeller California Municipal Bond ETF and Rockefeller New York Municipal Bond ETF (each a “Fund,” together the “Funds”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement.

Prospectus

Fees and Expenses

1.	Please supplementally provide the Staff with a completed Fee Table pre-effectively.

Response: The Funds’ completed Fees and Expenses tables and Expense Examples are as shown in the attached Appendix A.

Principal Investment Strategies

2.	In the last full paragraph on page 1, with respect to the Rockefeller Opportunistic Municipal Bond ETF, it states that “[t]he the Fund intends to invest 50% of its total assets in Municipal Bonds that have medium investment grade ratings or lower ratings at the time of purchase.” How does this statement relate to the subsequent statement that “[t]he Fund may also invest in lower rated Municipal Bonds, including high-yield bonds. . .”? Please revise to more clearly articulate the types of allocations you intend to make to the rating categories. Please also confirm that the other Funds’ similar disclosure is updated in accordance with changes made in response to this comment.

Response: The Trust responds by deleting and replacing the referenced disclosure for each Fund with the following new disclosure, as applicable:

“The Fund expects to typically invest at least [50%] of its total assets in Municipal Bonds that have an investment rating of BBB+/Baa1 or lower (which includes high yield or “junk” bonds) by Moody’s Investors Service, Inc. (“Moody’s”), or equivalently rated by Standard & Poor’s Ratings Services (“S&P”) or Fitch Ratings, Inc. (“Fitch”), or, if unrated, determined by Rockefeller Asset Management (“RAM”) to be of comparable quality at time of purchase. If ratings services assign different ratings to the same security, RAM will use the highest rating as the credit rating for that security. The Fund may also invest, without limitation, in higher rated securities.”

3.	With respect to each Fund’s principal investment strategies, revise to add disclosure indicating that “high-yield bonds” are also referred to as “junk” bonds.

Response: The Trust responds by making the requested revision.

4.	With respect to each Fund’s disclosure regarding “inverse floaters,” please remove disclosure about how they are created and focus on explaining in plain English what they are and how the Fund will use them. Consider including an example. In particular:

a.	Rewrite in plain English the sentence that begins “While the Floaters offer liquidity through a tender option . . .”
b.	Clearly explain how the Fund uses these instruments to create leverage and discuss the costs and risks of doing so; and
c.	Confirm supplementally that inverse floaters will meet the definition of municipal bonds as stated in the Fund’s 80% policy.

Response: The Trust responds by deleting and replacing the referenced disclosure with the following new disclosure:

“The Fund may invest in inverse floating rate bonds, commonly referred to as “Inverse Floaters.” The Inverse Floaters in which the Fund may invest are a type of tender option bond issued by a trust. Effectively, the Fund will deposit municipal securities into a Tender-Option Bond Trust (“TOB Trust”) administered by an unaffiliated third party. The TOB Trust then issues two types of securities, one a short-term floating rate security with a fixed principal amount that is typically sold to third parties, such as money market funds. The proceeds from the sale of those floating rate bonds is delivered by the TOB Trust to the Fund in payment of the deposited municipal securities and is a form of borrowing, allowing the Fund to invest those proceeds in other municipal securities. The second type of security issued by the TOB Trust is an Inverse Floating rate security that is also delivered to the Fund (along with the cash received from the sale of the floating rate security) in payment of the deposited municipal securities.

When interest is paid on the underlying municipal bonds which have been deposited into the TOB Trust, such proceeds are first used to pay interest owing to holders of the short-term floating rate securities, with any remaining amounts (less other fees associated with the TOB Trust) being paid to the Fund as the holder of the Inverse Floater. Accordingly, the amount of such interest paid to the Fund is inversely related to the rate of interest on the short-term floating rate securities. Inverse Floaters produce less income when short-term interest rates rise (and, in extreme cases, may pay no income) and more income when short-term interest rates fall. Thus, if short-term interest rates rise after the issuance of the Inverse Floater, any yield advantage to the Fund is reduced and may be eliminated.

As owner of the Inverse Floater, which has a value less than the total value of the underlying municipal bond, the Fund has full exposure to the underlying bond’s market opportunity and risk, creating a leveraged investment. Accordingly, the Fund bears substantially all of the underlying bond’s downside risk, and also benefits disproportionately from any appreciation of the underlying bond’s value.

For example, because the principal amount of the short-term floating rate security is fixed and is not adjusted in response to changes in the market value of the underlying municipal bond, any change in the market value of the underlying municipal bond is reflected entirely in a change to the value of the Inverse Floater. Upon the occurrence of certain adverse events, a TOB Trust may be collapsed and the underlying municipal bond liquidated, and the Fund could lose the entire amount of its investment in the Inverse Floater and may, in some cases, be contractually required to pay the negative difference, if any, between the liquidation value of the underlying municipal bond and the principal amount of the short-term floating rate securities.

The Fund may invest in TOB Trusts on either a recourse or non-recourse basis. TOB Trusts are typically supported by a liquidity facility provided by a third-party bank or other financial institution (the “Liquidity Provider”) that allows holders of the floating rate securities to tender their securities in exchange for payment of par plus accrued interest. When the Fund invests in a TOB Trust on a non-recourse basis, and the Liquidity Provider is required to make a payment under the liquidity facility, the Liquidity Provider will typically liquidate all or a portion of the municipal securities held in the TOB Trust and then fund the balance, if any, of the amount owed under the liquidity facility over the liquidation proceeds (the “Liquidity Shortfall”).

If the Fund invests in a TOB Trust on a recourse basis, the Fund will typically enter into a reimbursement agreement with the Liquidity Provider where the Fund is required to reimburse the Liquidity Provider for any Liquidity Shortfall. As a result, if the Fund invests in a TOB Trust on a recourse basis, the Fund will bear the risk of loss with respect to any Liquidation Shortfall.

The Fund has the ability to expose up to 35% of its total assets to the effects of leverage from these investments. Inverse Floaters are considered Municipal Bonds for purposes of the Fund’s 80% policy described above. The Fund’s strategy in using Inverse Floaters is to enhance its tax-exempt income and improve overall returns. See “Additional Information About the Fund,” for information about how Inverse Floaters are structured.

The Fund may be the initial sponsor of a TOB Trust. The TOB Trust will engage an administrator to provide operational and transactional support, which may give rise to certain additional risks including compliance, securities law and operational risks.”

The Trust also confirms supplementally that, as stated in the Prospectus, inverse floaters are considered Municipal Bonds for purposes of a Fund’s 80% policy.

5.	With respect to each Fund, please revise in plain English the sentence that reads, “The Fund may purchase and sell securities on a when-issued, delayed delivery or forward commitment basis.” In addition:

a.	Revise to explain “buy backs” and “dollar rolls” and add related risk disclosure for each.
b.	In light of the statement indicating that “buy backs” and “dollar rolls” are “other investment techniques,” confirm supplementally that all principal “other investment techniques” have been disclosed.

Response: The Trust responds by revising the disclosure as follows:

The Fund may invest in other types of fixed income instruments, which include bonds, debt securities and other similar instruments issued by various U.S. and non-U.S. public- or private-sector entities. The Fund may purchase and sell securities on a when-issued, delayed delivery or forward commitment basis (i.e., securities transactions that involve a commitment by the Fund to purchase or sell particular securities with payment and delivery taking place at a future date, thereby allowing the Fund to lock in price or yield at the time of the transaction). The Fund may, without limitation, seek to obtain market exposure to the securities in which it primarily invests by entering into a series of purchase and sale contracts or by using other investment techniques (such as buy backs or dollar rolls, which are financing transactions involving the sale of a security with an agreement to repurchase a similar security at a later date).

The Trust also responses by adding the following risk disclosure:

“Buy Back and Dollar Roll Risk. Similar to borrowing, buy back and dollar roll transactions are agreements that provide the Fund with cash for investment purposes, which creates leverage and subjects the Fund to the risks of leverage. These transactions also involve the risk that the other party may fail to return the comparable securities in a timely manner or at all. The Fund could lose money if it is unable to recover the securities and/or if the value of collateral held by the Fund, including the value of the investments made with cash collateral, is less than the value of the securities.”

The Trust also responds by confirming supplementally that all principal investment techniques are disclosed in the prospectus.

6.	With respect to each Fund, for the “Relative value considerations” factor as well as other related disclosures, reference is made to “value” but there is no explanation of the types of data and analyses used to determine “value” or assess credit risk, beyond its general rating. Please revise under Item 9 to explain the data and analyses relied on to determine value.

Response: The Trust responds by deleting and replacing the referenced disclosure with the following new disclosure:

“Relative value considerations: Assessing the value of securities compared to others based on expected return relative to risk. Factors that influence these considerations include macroeconomic conditions, credit-related fundamentals, shape of the yield curve, and credit spreads.

7.	In the first full paragraph on page 3, with respect to the Rockefeller Opportunistic Municipal Bond ETF, please revise the second sentence to clarify whether this disclosure means the Fund will have a high portfolio turnover, and if so add a corresponding risk factor. Please also confirm that the other Funds’ similar disclosure is updated in accordance with changes made in response to this comment.

Response: The Trust responds by revising the disclosure as follows and confirms that similar disclosures will be made for the other Funds where applicable:

“Additionally, the frequency of portfolio turnover is not a significant limitation if RAM determines it is otherwise beneficial to buy or sell securities. As a result, the Fund is expected to have a high annual portfolio turnover rate over certain time periods. For example, the Fund may have higher portfolio turnover during periods of rising interest rates and/or widening credit spreads that potentially allow for investment in higher yielding securities and tax loss harvesting.”

The Trust also confirms that appropriate risk disclosure will be added for each Fund.

Principal Investment Risks

8.	With respect to each Fund’s “ETF Risks” disclosure, in the sub-heading “Trading,” revise references to “underlying stock” and “single stock” since these don’t seem appropriate for the Fund’s investment strategy.

Response: The Trust responds by revising the disclosure as follows:

Trading. Although Shares are listed on a national securities exchange, such as The Nasdaq Stock Market, LLC (the “Exchange”), and may be traded on U.S. exchanges other than the Exchange, there can be no assurance that an active trading market for the Shares will develop or be maintained or that the Shares will trade with any volume, or at all, on any stock exchange. ~~This risk may be greater for the Fund as it seeks to have exposure to a single underlying stock as opposed to a more diverse portfolio like a traditional pooled investment.~~ In stressed market conditions, the liquidity of Shares may begin to mirror the liquidity of the Fund’s underlying portfolio holdings, which can be significantly less liquid than Shares. Shares trade on the Exchange at a market price that may be below, at or above the Fund’s NAV. Trading in Shares on the Exchange may be halted due to market conditions or for reasons that, in the view of the Exchange, make trading in Shares inadvisable. In addition, trading in Shares on the Exchange is subject to trading halts caused by extraordinary market volatility pursuant to the Exchange “circuit breaker” rules. There can be no assurance that the requirements of the Exchange necessary to maintain the listing of the Fund will continue to be met or will remain unchanged. ~~In the event of an unscheduled market close for options contracts that reference a single stock, such as the Index’s securities being halted or a market wide closure, settlement prices will be determined by the procedures of the listing exchange of the options contracts. As a result, the Fund could be adversely affected and be unable to implement its investment strategies in the event of an unscheduled closing.~~”

9.	With respect to each Fund’s “Inverse Floating Rate Interests Risk” disclosure, remove disclosure about how these instruments are created and disclose the risks in plain English. Please also rewrite the second to last sentence in Plain English and consider including an example. Revisions should also be made to the Item 9 version of this risk. Finally, please explain in correspondence how these transactions generate leverage for a Fund and discuss the extent the Funds intend to use leverage.

Response: The Trust responds by deleting and replacing the referenced disclosure with the following new disclosure:

Inverse Floating Rate Interests Risk.  The price of Inverse Floaters is expected to decline when interest rates rise, and generally will decline more than the price of a bond with a similar maturity, because of the effect of leverage. The price of Inverse Floaters is typically more volatile than the price of bonds with similar maturities, especially if the issuing trust provides the holder of the Inverse Floaters relatively greater leveraged exposure to the underlying security (e.g., the larger the par amount of the Floaters, as a percentage of the par amount of the underlying security, the greater the leverage). Further, the amount of interest paid to the Fund is inversely related to the rate of interest on the short-term floating rate securities. Inverse Floaters produce less income when short-term interest rates rise (and, in extreme cases, may pay no income) and more income when short-term interest rates fall. Additionally, Inverse Floaters may lose some or all of their principal and, in some cases, the Fund could lose money in excess of its investment. In addition, the Fund may be the initial sponsor of a TOB Trust. The TOB Trust will engage an administrator to provide operational and transactional support, which may give rise to certain additional risks including compliance, securities law and operational risks.

The Trust also responds supplementally by directing the Staff to its response to comment 4 above, which includes disclosure that addresses the portion of the Staff’s comment related to the Fund’s use of leverage.

10.	With respect to the “Jurisdiction Specific Risks” disclosure, please consider revising as follows:

a.	California State-Specific Risk and New York State-Specific Risk - depending on amounts a Fund intends to allocate, provide enhanced California and/or New York specific risk disclosures. Such disclosures may include reliance on one or more industries, such as tech or finance, and demographic, budget or tax base related challenges.

b.	Puerto Rico-Specific Risk – provide disclosure on the Puerto Rican debt crisis.

Response: The Trust responds by revising each of the referenced disclosures as follows:

California State-Specific Risk: The Fund’s significant investment in California Municipal Bonds, expose the Fund to the risk that it may be affected significantly by economic, regulatory or political developments affecting the ability of California issuers to pay interest or repay principal. In particular, tax revenues in California may be significantly impacted by downtrends in certain industries that are predominant in the state, such as its technology industry. California has also seen recent outflows in population which could impact its tax revenues and budget management.

***

New York State-Specific Risk: The Fund’s significant investment in New York Municipal Bonds, expose the Fund to the risk that it may be affected significantly by economic, regulatory or political developments affecting the ability of New York issuers to pay interest or repay principal. In particular, tax revenues in New York may be significantly impacted by downtrends in certain industries that are predominant in the state, such as the finance industry. New York has also seen recent outflows in population which could impact its tax revenues and budget management.

***

Puerto Rico-Specific Risk: The Fund may have significant investments in Municipal Bonds issued by Puerto Rico or its instrumentalities, which may expose the Fund to the risk that it may be affected by certain developments, such as political, economic, environmental, social, regulatory or debt restructuring developments, that impact the ability or obligation of Puerto Rico municipal issuers to pay interest or repay principal.

In recent years, Puerto Rico has experienced a recession and difficult economic conditions, which may negatively affect the value of the Fund’s holdings in Puerto Rico municipal obligations. The Puerto Rico Oversight, Management, and Economic Stability Act of 2016 (PROMESA) allows Puerto Rico to restructure its municipal debt obligations, thus increasing the risk that Puerto Rico may never pay off municipal indebtedness, or may pay only a small fraction of the amount owed, which could also impact the value of the Fund’s investments in Puerto Rico municipal securities.

11.	Since each Fund includes a risk related to being non-diversified, add corresponding disclosure to each Fund’s principal investment strategies.

Response: The Trust responds by adding the following disclosure to each Fund’s principal investment strategies:

“The Fund is classified as “non-diversified” under the 1940 Act.”

12.	In the chart of risk factors by Fund on page 23, it’s not clear whether “Currency Exchange Rate Risk” or “Depositary Receipt Risk” is applicable to any of the Funds. Revise accordingly.

Response: The Trust responds by removing the referenced disclosures from the chart.

13.	In “AMT Bonds Risk” on page 23, the last sentence is incomplete. Revise accordingly.

Response: The Trust responds by revising the sentence as follows:

For shareholders subject to the federal alternative minimum tax, a portion of the Fund’s distributions may ~~not~~ be subject to federal income tax.

14.	In “High Yield Securities Risk” on page 25, there is reference to rebalancing a Fund to a High Yield Index which does not seem in line with the Funds’ strategies. Revise accordingly.

Response: The Trust responds by removing the referenced disclosure.

15.	In the first paragraph on page 28, there are references to “other ETF’s shares” and “Underlying Issuer” which do not seem in line with the Funds’ strategies. Revise accordingly.

Response: The Trust responds by removing the referenced disclosures.

Miscellaneous

16.	In the “Additional Information About the Funds” section, rewrite the bullets under “Inverse Floaters” in plain English, and consider providing an example.

Response: The Trust responds by deleting and replacing the referenced disclosure with the following new disclosure::

“Inverse Floaters: The Funds use inverse floating rate interests (“Inverse Floaters”) to generate leverage through municipal tender option bond (TOB) financing transactions. Here’s how it works:

▪	A special purpose trust, known as a TOB Trust, is established to hold municipal bonds (these are the underlying securities). The TOB Trust then issues two separate classes of securities: short-term floating rate interests (Floaters), which are sold to other investors, and Inverse Floaters, which the Fund purchases.
•	The Floaters, issued with a fixed principal amount and with seniority over the Inverse Floaters, receive the initial cash flow from the underlying securities. Floaters are generally purchased by investors, such as money market funds, looking to invest in high quality short-term municipal bonds. Floaters have reduced risk but also reduced upside as compared to the Inverse Floaters.
•	A Fund, holding the Inverse Floaters, receives the residual cash flow from the underlying securities. The amount of such interest paid to the Fund is inversely related to the rate of interest on the short-term floating rate securities. Inverse Floaters produce less income when short-term interest rates rise (and, in extreme cases, may pay no income) and more income when short-term interest rates fall. While the Inverse Floater typically has a value less than the total value of the underlying municipal bonds, the Fund has full exposure to the underlying bonds’ market opportunity and risk. This arrangement gives the Funds leveraged exposure to these securities, increasing potential returns (but also potential losses) from changes in interest rates affecting the underlying municipal bonds.”

If you have any questions or require further information, please contact John Hadermayer at (262) 318-8236 or jhadermayer@tidalfg.com.

Sincerely,

/s/ John Hadermayer

John Hadermayer

SVP Legal

Tidal Investments LLC

Appendix A

ROCKEFELLER OPPORTUNISTIC MUNICIPAL BOND ETF - FUND SUMMARY

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses(1) (expenses that you pay each year as a percentage of the value of your investment)
Management Fee(2)	0.55%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses(3)	0.00%
Total Annual Fund Operating Expenses	0.55%

(1)	The Fund’s investment adviser, Tidal Investments LLC (the “Adviser”), will pay, or require a sub-adviser to pay, all expenses incurred by the Fund (except for advisory fees and sub-advisory fees, as the case may be) excluding interest charges on any borrowings, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), and litigation expenses, and other non-routine or extraordinary expenses.
(2)	The Adviser has voluntarily agreed to waive a portion of its unitary management fee through December 31, 2024, such that the unitary management fee does not exceed 0.44%.
(3)	Estimated for the current fiscal year.

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then hold or redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$56	$176

ROCKEFELLER CALIFORNIA MUNICIPAL BOND ETF

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses(1) (expenses that you pay each year as a percentage of the value of your investment)
Management Fee(2)	0.55%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses(3)	0.00%
Total Annual Fund Operating Expenses	0.55%

(1)	The Fund’s investment adviser, Tidal Investments LLC (the “Adviser”), will pay, or require a sub-adviser to pay, all expenses incurred by the Fund (except for advisory fees and sub-advisory fees, as the case may be) excluding interest charges on any borrowings, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b-1 under the 1940 Act, and litigation expenses, and other non-routine or extraordinary expenses.
(2)	The Adviser has voluntarily agreed to waive a portion of its unitary management fee through December 31, 2024, such that the unitary management fee does not exceed 0.44%.
(3)	Estimated for the current fiscal year.

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then hold or redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$56	$176

ROCKEFELLER NEW YORK MUNICIPAL BOND ETF

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses(1) (expenses that you pay each year as a percentage of the value of your investment)
Management Fee(2)	0.55%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses(3)	0.00%
Total Annual Fund Operating Expenses	0.55%

(1)	The Fund’s investment adviser, Tidal Investments LLC (the “Adviser”), will pay, or require a sub-adviser to pay, all expenses incurred by the Fund (except for advisory fees and sub-advisory fees, as the case may be) excluding interest charges on any borrowings, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b-1 under the 1940 Act, and litigation expenses, and other non-routine or extraordinary expenses.
(2)	The Adviser has voluntarily agreed to waive a portion of its unitary management fee through December 31, 2024, such that the unitary management fee does not exceed 0.44%.
(3)	Estimated for the current fiscal year.

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then hold or redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$56	$176